                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16


                     of the Securities Exchange Act of 1934


                         For the Month of February, 2003


                                ECI TELECOM LTD.
                 (Translation of Registrant's Name into English)


                 30 Hasivim Street o Petah Tikva 49133 o ISRAEL

                    (Address of Principal Corporate Offices)

Attached hereto and incorporated herein by reference are the following documents:

1. Registrant's Press Release dated January 15, 2003, entitled " ECI Telecom's NGTS Subsidiary and NexVerse Networks Complete Merger to Form Veraz Networks, a Global Provider of Next-Generation Telephony Solutions" attached as Exhibit 1 hereto.

2. Registrant's Press Release dated February 11, 2003, entitled "ECI Telecom Announces Fourth Quarter and Full Year 2002 Results" attached as Exhibit 2 hereto.

3. Registrant's Press Release dated February 19, 2003, entitled "ECI Telecom Announces Agreement to Sell InnoWave" attached as Exhibit 3 hereto.

         SIGNATURE


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         ECI TELECOM LTD.
                                         (Registrant)


                                         By:     /s/Martin Ossad
                                                 ------------------------------
                                         Name:   Martin Ossad
                                         Title:  Corporate Vice President
                                                 & General Counsel



Dated:  Friday, February 28, 2003

-------------------------------------------------------------------------------
                                                                     EXHIBIT 1
[ECI TELECOM]
-------------------------------------------------------------------------------


               ECI Telecom's NGTS Subsidiary and NexVerse Networks
                Complete Merger to Form Veraz Networks, a Global
                Provider of Next-Generation Telephony Solutions

                 New Investor Joins $30 Million Financing Round
-------------------------------------------------------------------------------

Petah Tikva, Israel, January 15, 2003, ECI Telecom (NASDAQ: ECIL) announced today that the merger between its subsidiary, ECI Telecom - NGTS Ltd. and NexVerse(TM) Networks to establish Veraz Networks (previously introduced as Chorale Networks), has been completed.

Additionally, Veraz has closed the planned $30 million financing round. Argonaut Private Equity has invested $5.5 million in the new company and joins ECI Telecom, which invested $10 million, and NexVerse's original investors - Norwest Venture Partners, Battery Ventures, Levensohn Venture Partners and Kleiner Perkins Caulfield & Byers, who invested $14.5 million. Following the completion of the planned $30 million financing round, ECI owns 43.2% on a non-fully diluted basis and 36.2% on a fully diluted basis of Veraz Networks.

The transaction is an important step in ECI's strategy of focusing its internal resources on its core transport and access businesses, while maintaining a significant foothold in the emerging markets for VoIP and next generation telephony solutions.

Veraz inherits from NexVerse a growing base of large softswitch network deployments. Coupled with the proven success of ECI-NGTS in building a customer base of over 700 carriers, and ECI Telecom's global presence, the new company has powerful leverage for securing new customers and offering a more compelling set of options, providing carriers true freedom of choice in next generation deployments.

Veraz solutions are currently deployed in live networks and are also in trials with carriers, addressing diverse applications including Internet Call Diversion, Domestic and International Long Distance services, IP Centrex, enterprise integrated voice-data services, TDM switch replacement and DCME-based static IP trunking.

About ECI Telecom:
ECI is a provider of advanced, telecommunications solutions. With its leading-edge access, transport and bandwidth management platforms, ECI enables major service providers and carriers worldwide to maximize their capital investment and reduce operating expenses while providing voice, data, video and multimedia services to their customers. ECI maintains a global sales and customers support network. Its solutions are an integral part of more than 700 telecommunications networks in over 145 countries.

Safe Harbor Statement:
Certain statements contained in this release may contain forward-looking information with respect to plans, projections or future performance of the Company. By their nature, forward-looking statements involve certain risks and uncertainties including, but not limited to, the ability to effectively combine the operations of NexVerse and NGTS, the ability to complete transactions with additional investors, product and market acceptance risks, the impact of competitive pricing, product development, commercialization and technological difficulties and other risks detailed in the Company's filings with the Securities and Exchange Commission.

Contact:
Daniel Chertoff: Phone: +972-3-926-6255, email: Daniel.chertoff@ecitele.com
                                                ---------------------------
Kim Kelly: Phone:+972-3-926-6092, email: kim.Kelly@ecitele.com
                                         ---------------------

-------------------------------------------------------------------------------
                                                                      EXHIBIT 2
[ECI TELECOM]
-------------------------------------------------------------------------------

                    ECI TELECOM ANNOUNCES FOURTH QUARTER AND
                             FULL YEAR 2002 RESULTS
-------------------------------------------------------------------------------

PETAH TIKVA, ISRAEL, February 11, 2003, ECI Telecom Ltd. (Nasdaq: ECIL) today announced consolidated results of operations for the fourth quarter and full year ended December 31, 2002.

Fourth Quarter Results
----------------------
Revenues for the fourth quarter of 2002 were $149 million compared to $147 million in the third quarter of 2002 and $210 million in the fourth quarter of 2001.

On a GAAP basis
Gross profit for the fourth quarter of 2002 was $67.0 million or 44.9%, compared to $52.4 million, or 35.6% in the third quarter of 2002 and $58.7 million, or 27.9%, in the fourth quarter of last year. The operating loss for the fourth quarter of 2002 was $2.9 million compared to $42.0 million in the third quarter and $35.9 million in the fourth quarter of 2001. The net loss for the fourth quarter was $7.0 million or $0.06 per share compared to $89.1 million or $0.83 per share in the third quarter of 2002 and $43.1 million, or $0.46 per share, in the fourth quarter of last year.

Applicable adjustments for pro forma results in the fourth quarter, 2002
In the fourth quarter of 2002 the Company took a $1.5 million provision for impairment of assets and incurred a $2.3 million loss from discontinued operations.

In the fourth quarter of 2001, the Company wrote off $10.4 million of inventory and recorded an $8.4 million royalties settlement with the Government of Israel, a $0.9 million impairment of assets, $7.5 million in restructuring and spin-off expenses and a $5.7 million loss from discontinued operations.

Pro forma presentation of fourth quarter, 2002 results, following application of adjustments: The pro forma operating loss for the fourth quarter of 2002 was $1.4 million compared to $0.5 million in the third quarter and $7.7 million in the fourth quarter of 2001. The pro forma net loss for the fourth quarter of 2002 was $3.2 million or $0.03 per share compared to $4.9 million, or $0.05 per share, in the third quarter and $9.4 million, or $0.10 per share for the fourth quarter of 2001.

Cash Flow and Balance Sheet
---------------------------
During the quarter, ECI continued to generate positive cash flow from operations. Net cash (cash, cash equivalents and short term investments minus bank debt), increased to $133 million, compared to $111 million at the end of the third quarter, in spite of investing $10 million of cash in Veraz Networks. ECI also paid back another $13 million of bank debt. During the quarter, inventories declined by $18 million and trade receivables also declined.

For the full year of 2002, ECI had strong positive cash flow from operations. The company ended 2002 with $133 million of net cash compared to net debt of $87 million at the end of 2001, a net change of $220 million. It reduced inventories by $125 million and trade receivables by $94 million. The company also paid back a total of $90 million of bank debt.

Results for full year, 2002
---------------------------
Revenues for 2002 were $646 million compared to $891 million in 2001. Revenues in 2001 included $45.5 million from ECI's Business Systems unit, which was sold during the fourth quarter of 2001.

On a GAAP basis
Gross profit for 2002 was $251 million, or 38.9% compared to $156 million or 17.5% for 2001. The operating loss was $53 million compared to an operating loss of $320 million for 2001. The net loss for 2002 was $156 million, or $1.48 per share, compared to a net loss of $412 million, or $4.44 per share, for 2001.

Applicable adjustments for pro forma results for the full year
During 2002, the Company wrote off $7.4 million of inventory, took a $34 million provision for a specific doubtful account, recorded an $18 million provision for an investment, and $1.5 million impairment of assets. It included, in other expenses, $2.2 million associated with the spin-off of NGTS, offset by income of $11.5 million associated with the sale of a portion of the Company's holdings in ECtel. The Company reversed $2.6 million in taxes and recorded a loss from discontinuing operations of $77 million, including impairment of assets associated with InnoWave.

In 2001, the Company had written off $99 million of inventory, recorded impairment of assets, restructuring, and spin-off expenses totaling $116 million, and other expenses of $30 million associated primarily with capital losses and impairment of investments. The Company also took an exceptional provision for doubtful accounts of $5.9 million and recorded a royalty settlement with the Government of Israel of $8.4 million.

Pro forma presentation of the annual results, following application of adjustments:
The pro forma gross profit for 2002 was $258 million, or 40.0%, compared to pro forma gross profit of $255 million, or 28.6%, for 2001. The pro forma operating loss for 2002 was $9.7 million compared to a pro forma operating loss of $89.6 million in 2001. The pro forma net loss for 2002 was $23.5 million or $0.22 per share compared to $89.7 million or $0.97 per share for 2001.

Commenting on the results, Doron Inbar, President and CEO said, "During 2002, ECI accomplished its strategic and operating goals of focusing on its core businesses, exiting non-core activities, streamlining the Company and strengthening its financial position.

 "Last month we announced that the merger of NGTS and NexVerse, to form Veraz Networks, had closed. By combining NGTS' industry leading media gateway with NexVerse's outstanding softswitches, ECI maintains a significant foothold in the emerging VoIP market, a market with considerable growth potential. Similarly, last quarter we announced our intention to sell InnoWave and reflected the impending sale in our third quarter 2002 results. We expect to sign a definitive agreement for the sale, shortly."

During the fourth quarter, ECI increased its focus on its core businesses by reorganizing the Company into 2 divisions: the Lightscape Optical Networks Division and the Inovia Broadband Access Division. The Lightscape Optical Networks Division includes the XDM hybrid optical platform and the T::DAX and T::CORE bandwidth management platforms. ECI is now approaching the market as one integrated company to benefit from the synergies of its complementary product lines.

In order to facilitate this integration and to streamline the sales process and extend its sales footprint, ECI named Ruben Markus, former CEO of Enavis Networks, as its new Executive VP Sales, Marketing, Strategy and Business Development. Markus joins Executive Vice Presidents Eran Dariel, General Manager of the Lightscape Optical Networks Division, Pinny Chaviv, General Manager of the Inovia Broadband Access Division, and Giora Bitan, Chief Financial Officer, as part of the executive management of the Company.

Doron Inbar continued, "We believe that combining the activities of Enavis and Lightscape, and reorganizing the Company into two divisions, will increase our focus, allow us to leverage the synergies of our product platforms and reduce costs.

"On a product basis, we are pleased with the progress of the XDM metropolitan optical multi-service platform which was introduced to the market in 2001 and recorded almost $100 million in sales in 2002. We believe the Lightscape Optical Networks Division gained market share in 2002. We are also pleased with the progress of the T::CORE optical bandwidth management platform. As previously reported, our Inovia Broadband Access Division suffered from a decline in demand from a major customer, but increased its gross margins and continues to leverage its excellent technology to gain new customers and increase its market share.

"During 2002 we worked hard to improve our financial position. As detailed above, we substantially improved our balance sheet and ended the year with over $130 million of net cash, an increase of over $200 million since the end of 2001. The company generated positive EBITDA and positive cash flow in every quarter of 2002. We believe our strong net cash position and positive EBITDA will allow us to sustain a relatively high level of R&D and marketing expenses in order to maintain our market leadership in our chosen focus areas.

"ECI enters 2003 as a more streamlined company with a lower cost structure and a strong balance sheet, firmly focused on its core businesses. We believe we are well positioned for when industry conditions improve."

Highlights of the Quarter
-------------------------
(See attached tables for additional information about segments. The tables are provided for the convenience of the reader and are not prepared in accordance with GAAP.)

         Inovia Telecoms' revenues were $52 million compared to $49.6 million in the third quarter. Gross margins rose to 33.6% from 29.8% in the third quarter. Operating income was $1.8 million compared to $0.64 million in the third quarter of 2002.

         Lightscape Network's revenues were $41 million, compared to $45.3 million in the third quarter. Pro forma gross margins were 37.7% compared to 34.6% in the third quarter due primarily to the geographical revenue mix. Lightscape was particularly active in the US, installing networks for 3 new customers using the SONET version of the XDM.

         Enavis's fourth quarter revenues were $10.6 million compared to $12.2 million in the third quarter. Gross margins were 35.0% compared to 34.8% in the third quarter. During the quarter Israeli cellular operator, Pelephone, selected the T::DAX to help smooth its migration to 3G cellular networks.

         Next Generation Telephony Solutions (NGTS). NGTS experienced strong sales of DCME equipment in the quarter. Revenues were $19.9 million compared to $14.7 million in the third quarter. Pro forma gross margins were 64.5% compared to 60.2% in the third quarter.

         The previously announced merger of NGTS with NexVerse Networks to form Veraz Networks closed on December 31, 2002. Veraz is a provider of carrier-class next generation network (NGN) solutions for global carriers and is focused on the emerging global packet telephony market. ECI invested $10 million in Veraz and NexVerse's current shareholders, as well as a new investor, invested $20 million. ECI Telecom now owns
         43.2 % of Veraz on a non-fully diluted basis and 36.2% on a fully diluted basis. Beginning in the first quarter of 2003, ECI will include Veraz's results in its financial statements on an equity basis.

         ECtel (NASDAQ: ECTX). As of December 31, 2002, ECI held a 59% stake in ECtel. ECtel's results for the fourth quarter were reported on January 23, and are reflected in the attached consolidated tables. ECtel reported net income of $4.4 million for the fourth quarter of 2002 and $2.4 million for the same period a year ago.

Guidance
ECI believes the market will remain challenging in 2003 with further declines in carrier capital spending likely. The Company expects revenues in its core businesses (the two divisions), to decline approximately 10% in the first quarter of 2003 compared to the fourth quarter of 2002. In addition, beginning in the first quarter of 2003, ECI's NGTS subsidiary has been spun off to Veraz Networks and ECI will begin supplying DCME to Veraz Networks for resale. The Company expects the decline in revenues to be substantially offset by a decline in expenses. ECI expects to continue to generate positive EBITDA and positive cash flow throughout 2003.

A conference call to discuss ECI Telecom's results will take place on Wednesday, February 12th at 8:30am EST (15:30 Israel time).

To access the conference call, please dial one of the following numbers:
US:(888) 428-4479, International:  (612) 332-0228, Israel: 1800 260 789 or
03-9255910.

A replay option will be available after the conference call, from 1:45 pm EST on February 12th, 2003, through February 19, 2003, at 11:59pm EST.

Replay numbers:
US: (800)-475-6701, Int. +320-365-3844. Access code for both: 673846.
Israel: 03-925-5951.

A webcast of the conference call can be accessed on the ECI Telecom web site at www.ecitele.com.
----------------


About ECI Telecom
ECI is a provider of advanced telecommunications solutions. With its leading edge access transport and bandwidth management platforms, ECI enables leading service providers and carriers world-wide to maximize their capital investment and reduce operating expenses while providing voice, data, video and multimedia services to its customers. ECI maintains a global sales and customer support network. Its solutions are an integral part of more than 500 telecommunications networks in over 145 countries.

Certain statements contained in this release may contain forward-looking information with respect to plans, projections, or future performance (including guidance on future financial performance) of the Company. By their nature, forward-looking statements involve certain risks and uncertainties including, but not limited to, the ability to return to profitability, product and market acceptance risks, the impact of competitive pricing, product development, commercialization and technological difficulties, and other risks detailed in the Company's filings with the Securities and Exchange Commission.

Contact: Investor Relations, ECI Telecom:
-----------------------------------------
Israel: Daniel Chertoff +(972)-3-926-6255 email: daniel.chertoff@ecitele.com Kim Kelly: +(972)-3-926-6092 email: kim.kelly@ecitele.com

                                    TABLE - 1
                                ECI TELECOM LTD.
                                AND SUBSIDIARIES
                 GAAP REPORTED CONSOLIDATED STATEMENTS OF INCOME
                    (In thousands, except per share figures)


                                                     Year Ended                 Three Months Ended
                                                     December 31,                   December 31,
                                               ------------------------      -------------------------
                                                 2002          2001             2002          2001
                                               ----------    ----------      -----------   -----------
Revenues                                        $646,211      $891,395         $149,203      $210,251
Cost of revenues                                 377,513       621,582           79,850       137,842
Royalties to the government of Israel (A)         10,272        14,523            2,334         3,334
Inventory write-off                                7,446        99,163                -        10,376
                                               ----------    ----------      -----------   -----------
Gross profit                                     250,980       156,127           67,019        58,699
Research and development costs, net               93,097       123,467           23,582        24,985
Selling and marketing expenses (A)               115,241       138,990           29,739        27,786
General and administrative expenses (*)           92,056        78,204           14,625        23,250
Amortization of acquisition-related
 intangible assets                                 1,760        10,187              440           795
Impairment of assets                               1,525        96,526            1,525           896
Inovia royalties settlement with the government of
Israel                                                 -         8,394                -         8,394
Restructuring and spin-off expenses                    -        19,381                -         7,532
Purchase of in-process
 research and development                              -           916                -           916
                                               ----------    ----------      -----------   -----------
Operating loss                                   (52,699)     (319,938)          (2,892)      (35,855)
Financial income (expenses), net                   6,189         5,366            1,010           524
Other income (expenses), net                     (13,297)      (32,201)            (692)         (195)
                                               ----------    ----------      -----------   -----------
Loss from continuing operations
 before taxes on income                          (59,807)     (346,773)          (2,574)      (35,526)
Taxes on income                                   (8,812)          315             (153)         (612)
                                               ----------    ----------      -----------   -----------
Loss from continuing operations
 after taxes on income                           (68,619)     (346,458)          (2,727)      (36,138)
Company's equity in results of
 investee companies - net                         (3,055)         (983)          (1,129)         (679)
Minority interest in results of
 subsidiaries - net                               (6,045)       (2,621)            (841)         (655)
                                               ----------    ----------      -----------   -----------
Loss from continuing operations                  (77,719)     (350,062)          (4,697)      (37,472)

Income (loss) on discontinuing operations, including
impairment of related goodwill,   net of tax     (77,416)      (64,017)          (2,318)       (5,675)
Cumulative effect of an accounting change, net      (550)        1,703                -             -
                                               ----------    ----------      -----------   -----------
Net Loss                                        (155,685)     (412,376)          (7,015)      (43,147)
                                               ==========    ==========      ===========   ===========

(*) Including in 2002 - provision for a specific doubtful account $34,000 thousand

Basic earnings (loss) per share
Continuing operations                             $(0.74)       $(3.77)          $(0.04)       $(0.40)
Discontinuing operations                          $(0.73)       $(0.69)          $(0.02)       $(0.06)
Cumulative effect of an accounting change         $(0.01)        $0.02                -             -
                                               ----------    ----------      -----------   -----------
                                                  $(1.48)       $(4.44)          $(0.06)       $(0.46)
                                               ==========    ==========      ===========   ===========

Weighted average number of shares
 outstanding used to compute basic
 earnings per share - in thousands               105,512        92,896          107,372        93,413
                                               ==========    ==========      ===========   ===========

Diluted earnings (loss) per share
Continuing operations                             $(0.74)       $(3.77)          $(0.04)       $(0.40)
Discontinuing operations                          $(0.73)       $(0.69)          $(0.02)       $(0.06)
Cumulative effect of an accounting change         $(0.01)        $0.02                -             -
                                               ----------    ----------      -----------   -----------
                                                  $(1.48)       $(4.44)          $(0.06)       $(0.46)
                                               ==========    ==========      ===========   ===========

Weighted average number of shares
 outstanding used to compute diluted
 earnings per share - in thousands               105,512        92,896          107,372        93,413
                                               ==========    ==========      ===========   ===========

(A) The company reclassified the royalties to the Government of Israel relating to research and development from selling expenses to the cost of revenues.


                                  TABLE - 2 (A)
                                ECI TELECOM LTD.
                                AND SUBSIDIARIES
                  PROFORMA CONSOLIDATED STATEMENTS OF INCOME
       This schedule is to assist the reader in reconciling from the GAAP reported results to the Proforma results
                    (In thousands, except per share figures)

                                              Year Ended December 31,              Year Ended December 31,
                                                         2002                                  2001
                                       ------------------------------------   ----------------------------------
                                        U.S. GAAP     Proforma                U.S. GAAP    Proforma
                                         Reported    Adjustments(B)Proforma   Reported   Adjustments(C) Proforma
                                       -----------  -------------  --------   ---------  -------------  --------

Revenues                                  646,211              -   646,211     891,395              -   891,395
Cost of revenues                          377,513              -   377,513     621,582              -   621,582
Royalties to the government of Israel (A)  10,272              -    10,272      14,523              -    14,523
Inventory write-off                         7,446         (7,446)        -      99,163        (99,163)        -
                                       -----------  -------------  --------   ---------  -------------  --------
Gross profit                              250,980          7,446   258,426     156,127         99,163   255,290
Research and development costs             93,097                   93,097     123,467                  123,467
Selling and marketing expenses (A)        115,241              -   115,241     138,990              -   138,990
General and administrative expenses (*)    92,056        (34,000)   58,056      78,204         (5,931)   72,273
Amortization of acquisition-related
 intangible assets                          1,760              -     1,760      10,187              -    10,187
Impairment of assets                        1,525         (1,525)        -      96,526        (96,526)        -
Inovia royalties settlement with the
government of Israel                            -              -         -       8,394         (8,394)        -
Restructuring and spin-off expenses             -              -         -      19,381        (19,381)        -
Purchase of in-process
 research and development                       -              -         -         916           (916)        -
                                       -----------  -------------  --------   ---------  -------------  --------
Operating loss                            (52,699)        42,971    (9,728)   (319,938)       230,311   (89,627)
Financial income ,net                       6,189              -     6,189       5,366              -     5,366
Other income (expenses), net              (13,297)         8,665    (4,632)    (32,201)        30,004    (2,197)
                                       -----------  -------------  --------   ---------  -------------  --------
Loss from continuing operations
 before taxes on income                   (59,807)        51,636    (8,171)   (346,773)       260,315   (86,458)
Taxes on income                            (8,812)         2,600    (6,212)        315              -       315
                                       -----------  -------------  --------   ---------  -------------  --------
Loss from continuing operations
 after taxes on income                    (68,619)        54,236   (14,383)   (346,458)       260,315   (86,143)
Company's equity in results of
 investee companies - net                  (3,055)             -    (3,055)       (983)             -      (983)
Minority interest in results of
 subsidiaries - net                        (6,045)             -    (6,045)     (2,621)             -    (2,621)
                                       -----------  -------------  --------   ---------  -------------  --------
Loss from continuing operations           (77,719)        54,236   (23,483)   (350,062)       260,315   (89,747)

Income (loss) on discontinuing
operations, including
impairment of related goodwill,
net of tax                                (77,416)       (77,416)        -     (64,017)        64,017         -
Cumulative effect of an accounting
change, net(see note 4)                      (550)           550         -       1,703         (1,703)        -
                                       -----------  -------------  --------   ---------  -------------  --------
Net loss                                 (155,685)       132,202   (23,483)   (412,376)       322,629   (89,747)
                                       ===========  =============  ========   =========  =============  ========

(*) Including in 2002 - provision for a specific doubtful account $34,000 thosands.

Basic earnings (loss) per share
Continuing operations                       (0.74)                   (0.22)      (3.77)                   (0.97)
                                       ===========                 ========   =========                 ========
Weighted average number of shares
 outstanding used to compute basic
 earnings per share - in thousands        105,512                  105,512      92,896                   92,896
                                       ===========                 ========   =========                 ========

Diluted earnings (loss) per share
Continuing operations                       (0.74)                   (0.22)      (3.77)                   (0.97)
                                       ===========                 ========   =========                 ========
Weighted average number of shares
 outstanding used to compute diluted
 earnings per share - in thousands        105,512                  105,512      92,896                   92,896
                                       ===========                 ========   =========                 ========

(A) The company reclassified the royalties to the Government of Israel relating to research and development from selling expenses to the cost of revenues.

(B) "one-time items" consist of: inventory write-off, provision for a specific doubtful account, impairment of assets, capital gain of sale portion of ECTEL shares (included in other income and taxes on income), expenses related to NGTS spin-off, loss from discontinuing operations and cumulative effect of an accounting change (initial application of FASB 142).

(C) "one-time items" consist of: inventory write-off, allowance for doubtful receivables , restructuring expenses, impairment of assets, in process R&D, Inovia royalties settlement with the government of Israel, net capital losses,net loss from discontinuing operation and cumulative effect of an accounting change (initial application of FASB 133).

                                  TABLE - 2 (B)
                                ECI TELECOM LTD.
                                AND SUBSIDIARIES
                   PROFORMA CONSOLIDATED STATEMENTS OF INCOME
       This schedule is to assist the reader in reconciling from the GAAP reported results to the Proforma results
                    (In thousands, except per share figures)

                                         Three Months Ended December 31,     Three Months Ended December 31,
                                                        2002                             2001
                                        -------------------------------   -----------------------------------
                                        U.S. GAAP Proforma                U.S. GAAP     Proforma
                                        Reported Adjustments(B)Proforma   Reported  Adjustments(C)  Proforma
                                        ---------  ---------  ---------   --------   -------------  ---------

Revenues                                 149,203          -    149,203    210,251               -    210,251
Cost of revenues                          79,850          -     79,850    137,842               -    137,842
Royalties to the government of Isarel (A)  2,334          -      2,334      3,334               -      3,334
Inventory write-off                            -          -          -     10,376         (10,376)         -
                                        ---------  ---------  ---------   --------   -------------  ---------
Gross profit                              67,019          -     67,019     58,699          10,376     69,075
Research and development costs            23,582                23,582     24,985                     24,985
Selling and marketing expenses (A)        29,739          -     29,739     27,786               -     27,786
General and administrative expenses       14,625          -     14,625     23,250               -     23,250
Amortization of acquisition-related
 intangible assets                           440          -        440        795               -        795
Impairment of assets                       1,525     (1,525)         -        896            (896)         -
Inovia royalties settlement with the
government of Israel                           -          -          -      8,394          (8,394)         -
Restructuring and spin-off expenses            -          -          -      7,532          (7,532)         -
Purchase of in-process                         -
 research and development                      -          -          -        916            (916)         -
                                        ---------  ---------  ---------   --------   -------------  ---------
Operating loss                            (2,892)     1,525     (1,367)   (35,855)         28,114     (7,741)
Financial income (expenses),net            1,010          -      1,010        524               -        524
Other expenses,net                          (692)                 (692)      (195)              -       (195)
                                        ---------  ---------  ---------   --------   -------------  ---------
Loss from continuing operations
 before taxes on income                   (2,574)     1,525     (1,049)   (35,526)         28,114     (7,412)
Taxes on income                             (153)         -       (153)      (612)              -       (612)
                                        ---------  ---------  ---------   --------   -------------  ---------
Loss from continuing operations
 after taxes on income                    (2,727)     1,525     (1,202)   (36,138)         28,114     (8,024)
Company's equity in results of
 investee companies - net                 (1,129)         -     (1,129)      (679)              -       (679)
Minority interest in results of
 subsidiaries - net                         (841)         -       (841)      (655)              -       (655)
                                        ---------  ---------  ---------   --------   -------------  ---------
Loss from continuing operations           (4,697)     1,525     (3,172)   (37,472)         28,114     (9,358)

Income (loss) on discontinuing
operations, including
impairment of related goodwill,
net of tax                                (2,318)     2,318          -     (5,675)          5,675          -
Cumulative effect of an accounting
change, net(see note 4)                        -          -          -          -               -          -
                                        ---------  ---------  ---------   --------   -------------  ---------
Net loss                                  (7,015)     3,843     (3,172)   (43,147)         33,789     (9,358)
                                        =========  =========  =========   ========   =============  =========

Basic earnings (loss) per share
Continuing operations                      (0.04)                (0.03)     (0.40)                     (0.10)
                                        =========             =========   ========                  =========
Weighted average number of shares
 outstanding used to compute basic
 earnings per share - in thousands       107,372               107,372     93,413                     93,413
                                        =========             =========   ========                  =========

Diluted earnings (loss) per share
Continuing operations                      (0.04)                (0.03)     (0.40)                     (0.10)
                                        =========             =========   ========                  =========
Weighted average number of shares
 outstanding used to compute diluted
 earnings per share - in thousands       107,372               107,372     93,413                     93,413
                                        =========             =========   ========                  =========

(A) The company reclassified the royalties to the Government of Israel relating to research and development from selling expenses to the cost of revenues.

(B) "one-time items" consist of: impairment of assets and loss from discontinuing operations.

(C) "one-time items" consist of: inventory write-off, restructuring expenses, impairment of assets, in process R&D, Inovia royalties settlement with the government of Israel and net loss from discontinuing operation.

                                  TABLE - 3 (A)
                                  -------------
                                ECI TELECOM LTD.
                                ----------------

                            OPERATING INCOME ANALYSIS
                            -------------------------
                                   BY SEGMENT
                                   ----------
                             (Dollars In thousands)
                             ----------------------


                               Three months ended
                               ------------------
                                   December 31
                                   -----------
                                      2002
                                      ----

                                      ----------------------------------------------------------------------------------
                                      Lightscape  Inovia                 Enavis
                                       networks   Telecoms     NGTS     Networks    Ectel        OTHER        TOTAL
                                      ---------   --------   --------   --------   --------   ----------   ----------
Revenues                                41,004     52,049     19,857     10,649     24,141        1,503      149,203
Cost of revenues                        25,565     34,574      7,057      6,917      9,308       (1,237)      82,184
Inventory write-off                          -          -          -          -          -            -            -
                                      ---------   --------   --------   --------   --------   ----------   ----------
Gross profit (loss)                     15,439     17,475     12,800      3,732     14,833        2,740       67,019
Research and development costs           6,194      7,114      3,173      3,885      3,006          210       23,582
Selling and marketing expenses          11,453      6,168      3,692      2,405      4,152        1,869       29,739
General and administrative expenses      2,240      2,079      2,711      1,589      3,370        2,636       14,625
Amortization of acquisition-related
 intangible assets                           -        270        170          -          -            -          440
Impairment of assets                         -          -          -          -          -        1,525        1,525
                                      ---------   --------   --------   --------   --------   ----------   ----------
Operating income (loss)                 (4,448)     1,844      3,054     (4,147)     4,305       (3,500)      (2,892)


excluding "one-time items"(B)           (4,448)     1,844      3,054     (4,147)     4,305       (1,975)      (1,367)
                                      =========   ========   ========   ========   ========   ==========   ==========



                                                                    Three months ended
                                                                    ------------------
                                                                         September 30
                                                                         ------------
                                                                             2002
                                                                             ----
                                      ----------------------------------------------------------------------------------
                                      Lightscape  Inovia                 Enavis
                                       networks   Telecoms     NGTS     Networks    Ectel        OTHER        TOTAL
                                      ---------   --------   --------   --------   --------   ----------   ----------
Revenues                                45,252     49,617     14,735     12,205     24,312        1,339      147,460
Cost of revenues                        29,585     34,829      5,858      7,957      9,613         (277)      87,566
Inventory write-off                      5,646          -      1,800          -          -            -        7,446
                                      ---------   --------   --------   --------   --------   ----------   ----------
Gross profit (loss)                     10,021     14,787      7,077      4,248     14,699        1,616       52,448
Research and development costs           5,753      6,014      1,232      3,763      3,176           79       20,017
Selling and marketing expenses           9,987      5,838      3,847      2,087      4,757          325       26,841
General and administrative expenses (*)  4,241      2,027      1,573      1,660      2,169       35,454       47,124
Amortization of acquisition-related
 intangible assets                           -        270        170          -          -            -          440
                                      ---------   --------   --------   --------   --------   ----------   ----------
Operating income (loss)                 (9,960)       639        255     (3,262)     4,597      (34,243)     (41,974)


operating income (loss) from continuing
operations
excluding "one-time items"(B)            (4,314)      639      2,055     (3,262)     4,597         (243)        (528)
                                      =========   ========   ========   ========   ========   ==========   ==========

(*) Including in 2002 - provision for a specific doubtful account $34,000 thousands

                                                                    Three months ended
                                                                    ------------------
                                                                        December 31
                                                                        -----------
                                                                           2001
                                                                           ----
                                      ----------------------------------------------------------------------------------
                                      Lightscape  Inovia                 Enavis
                                       networks   Telecoms     NGTS     Networks    Ectel        OTHER        TOTAL
                                      ---------   --------   --------   --------   --------   ----------   ----------
Revenues                                48,012     99,548     19,621     17,412     22,276        3,382      210,251
Cost of revenues                        29,190     83,418      5,684     10,280      9,162        3,442      141,176
Inventory write-off                      6,755     (2,105)       564      5,061          -          101       10,376
                                      ---------   --------   --------   --------   --------   ----------   ----------
Gross profit (loss)                     12,067     18,235     13,373      2,071     13,114         (161)      58,699
Research and development costs           5,734      7,906      4,263      4,636      3,510       (1,064)      24,985
Selling and marketing expenses  (A)      9,849      4,740      5,638      3,358      4,328         (127)      27,786
General and administrative expenses      5,195      4,934      2,271      2,815      2,389        5,646       23,250
Amortization of acquisition-related
 intangible assets                           -        626        169          -          -            -          795
Impairment of assets                         -          -      1,329        341          -         (774)         896
Inovia royalties settlement with the
government of Israel                         -      8,394          -          -          -            -        8,394
Restructuring and spin-off expenses        265        155        147      3,418          -        3,547        7,532
Purchase of in-process
 research and development                    -          -          -          -        916            -          916
                                      ---------   --------   --------   --------   --------   ----------   ----------
Operating income (loss)                 (8,976)    (8,520)      (444)   (12,497)     1,971       (7,389)     (35,855)

operating income (loss) from continuing
operations
excluding "one-time items"(B)           (1,956)    (2,076)     1,596     (3,677)     2,887       (4,515)      (7,741)
                                      =========   ========   ========   ========   ========   ==========   ==========


                                                                           TABLE - 3 (A)
                                                                         -------------
                                                                        ECI TELECOM LTD.
                                                                        ----------------

                                                                   OPERATING INCOME ANALYSIS
                                                                   -------------------------
                                                                          BY SEGMENT
                                                                          ----------
                                                                    (Dollars In thousands)
                                                                    ----------------------

                                                                           Year ended
                                                                           ----------
                                                                          December 31
                                                                          -----------
                                                                              2002
                                                                              ----
                                      -------------------------------------------------------------------------------
                                      Lightscape  Inovia                 Enavis
                                       networks   Telecoms     NGTS     Networks    Ectel        OTHER        TOTAL
                                      ---------   --------   --------   --------   --------   ----------   ----------
Revenues                               179,419    241,807     66,054     53,799     95,777        9,355      646,211
Cost of revenues                       111,617    174,120     23,809     31,601     38,103        8,535      387,785
Inventory write-off                      5,646          -      1,800          -          -            -        7,446
                                      ---------   --------   --------   --------   --------   ----------   ----------
Gross profit (loss)                     62,156     67,687     40,445     22,198     57,674          820      250,980
Research and development costs          25,943     27,450     11,248     15,357     12,874          225       93,097
Selling and marketing expenses          42,897     24,533     16,412     10,645     17,902        2,852      115,241
General and administrative expenses (*) 12,605      9,971      7,697      6,443      9,690       45,650       92,056
Amortization of acquisition-related
 intangible assets                           -      1,080        680          -          -            -        1,760
Impairment of assets                         -          -          -          -          -        1,525        1,525
                                      ---------   --------   --------   --------   --------   ----------   ----------
Operating income (loss)                (19,289)     4,653      4,408    (10,247)    17,208      (49,432)     (52,699)


operating income (loss) from continuing
operations
excluding "one-time items"(B)          (13,643)     4,653      6,208    (10,247)    17,208      (13,907)      (9,728)
                                      =========   ========   ========   ========   ========   ==========   ==========

(*) Including in 2002 - provision for a specific doubtful account $34,000 thousands


                                                                        Year ended
                                                                        ----------
                                                                        December 31
                                                                        -----------
                                                                            2001
                                                                            ----
                                      ----------------------------------------------------------------------------------
                                      Lightscape  Inovia                 Enavis
                                       networks   Telecoms     NGTS     Networks    Ectel        OTHER        TOTAL
                                      ---------   --------   --------   --------   --------   ----------   ----------
Revenues                               210,089    332,338     83,204    101,667     80,598       83,499      891,395
Cost of revenues                       132,088    318,338     28,613     58,080     33,815       65,171      636,105
Inventory write-off                     35,255     41,595     16,285      5,661          -          367       99,163
                                      ---------   --------   --------   --------   --------   ----------   ----------
Gross profit (loss)                     42,746    (27,595)    38,306     37,926     46,783       17,961      156,127
Research and development costs          27,601     34,447     21,428     23,489     10,986        5,516      123,467
Selling and marketing expenses  (A)     44,831     25,498     25,334     15,751     15,098       12,478      138,990
General and administrative expenses     17,927     14,020     11,142     13,226      8,903       12,986       78,204
Amortization of acquisition-related
 intangible assets                           -      4,711        880      4,596          -            -       10,187
Impairment of assets                         -     39,806      8,898     44,766          -        3,056       96,526
Inovia royalties settlement with the
government of Israel                         -      8,394          -          -          -            -        8,394
Restructuring and spin-off expenses      1,778      4,364        842      6,131          -        6,266       19,381
Purchase of in-process
 research and development                    -          -          -          -        916            -          916
                                      ---------   --------   --------   --------   --------   ----------   ----------
Operating income (loss)                (49,391)   (158,835)  (30,218)   (70,033)    10,880      (22,341)    (319,938)


operating income (loss) from continuing
operations
excluding "one-time items"(C)          (10,297)    (64,676)   (3,623)   (10,175)    11,796      (12,652)     (89,627)
                                      =========   ========   ========   ========   ========   ==========   ==========

(A) The company reclassified the royalties to the Government of Israel relating to research and development from selling expenses to the cost of revenues.

(B) "one-time items" consist of: inventory write-off, impairment of assets and provision for a specific doubtful account.

(C) "one-time items" consist of: inventory write-off, allowance for doubtful receivables , restructuring expenses, impairment of assets and in process R&D.

                                    TABLE - 4
                                ECI TELECOM LTD.
                                AND SUBSIDIARIES
                   GAAP REPORTED CONSOLIDATED BALANCE SHEETS S
                                 (In thousands)


                                                             December 31,        September 30,         December 31,
                                                               2002                  2002                 2001
                                                          ----------------      ---------------      ----------------
Assets
Current Assets
Cash and cash equivalents                                         356,649              326,195               226,192
Short-term investments                                              6,840               28,535                 7,126
Trade Receivables                                                 207,315              225,769               301,524
Other receivables and prepaid expenses                             28,543               22,516                71,494
Assets of discontinuing operations                                 20,648               25,900                     -
Recoverable costs and estimated
 earnings, not yet billed                                          13,690               10,890                30,368
Inventories                                                       149,747              167,730               274,640
                                                          ----------------      ---------------      ----------------
Total current assets                                              783,432              807,535               911,344
                                                          ----------------      ---------------      ----------------
Long-term receivables, investments and long-term
deposits -net of current maturities                               175,158              154,078               203,231
                                                          ----------------      ---------------      ----------------
Property, plant and equipment - net                               138,587              151,838               182,348
                                                          ----------------      ---------------      ----------------
Software development costs, net                                    20,082               22,404                27,086
                                                          ----------------      ---------------      ----------------
Other assets                                                       37,840               51,625                92,918
                                                          ----------------      ---------------      ----------------

                                                          ----------------      ---------------      ----------------
Total assets                                                    1,155,099            1,187,480             1,416,927
                                                          ================      ===============      ================

Liabilities and shareholders' equity
Current liabilities
Short-term credits                                                230,012              243,355               120,030
Trade payables                                                     41,221               37,506                79,776
Other payables and accrued liabilities                            133,827              141,639               180,780
Liabilities of discontinuing operations                            12,148               17,400                     -
                                                          ----------------      ---------------      ----------------
Total current liabilities                                         417,208              439,900               380,586
                                                          ----------------      ---------------      ----------------

Long-term liabilities
Loans from banks                                                        -                    -               200,000
Other liabilities                                                   8,379               10,842                11,573
Liability for employee severance benefits - net                    26,357               26,589                28,338
                                                          ----------------      ---------------      ----------------
Total long-term liabilities                                        34,736               37,431               239,911
                                                          ----------------      ---------------      ----------------
Minority Interest                                                  56,756               55,813                41,574
                                                          ----------------      ---------------      ----------------
Shareholders' equity
Share capital                                                       6,152                6,148                 5,873
Capital surplus                                                   658,423              658,046               656,614
Accumulated other
 comprehensive income                                              (1,832)                (529)                1,800
Retained earnings/(defecit)                                       (16,344)              (9,329)              173,567
                                                          ----------------      ---------------      ----------------
                                                                  646,399              654,336               837,854
Treasury stock                                                          -                    -               (82,998)
                                                          ----------------      ---------------      ----------------
Total shareholders' equity                                        646,399              654,336               754,856
                                                          ----------------      ---------------      ----------------

                                                          ----------------      ---------------      ----------------
Total Liabilities and shareholders' equity                      1,155,099            1,187,480             1,416,927
                                                          ================      ===============      ================

-------------------------------------------------------------------------------
                                                                     EXHIBIT 3
[ECI TELECOM]
-------------------------------------------------------------------------------

                         ECI TELECOM ANNOUNCES AGREEMENT
                                TO SELL INNOWAVE

-------------------------------------------------------------------------------


Petah Tikva, Israel, February 19, 2003, ECI Telecom (Nasdaq: ECIL) announced today that it has signed a definitive agreement to sell the business of its wholly owned subsidiary, InnoWave ECI Wireless Systems Ltd., to Alvarion Ltd. (NASDAQ: ALVR).

The value of the transaction, structured as a purchase of assets and liabilities, is approximately $20 million, consisting of a cash consideration paid by Alvarion and the cash balances of InnoWave at the date of closing to be withdrawn by ECI. In addition, Alvarion will grant warrants to purchase 200,000 of Alvarion's shares over a period of 5 years at an exercise price of $3 per share.

The terms of the agreement are consistent with the provisions ECI reflected in its third quarter 2002 results and will therefore have no further material impact on ECI's financial statements. The receivable associated with the sale of fixed wireless equipment to GVT, Brazil (Global Village Telecom), will remain with ECI. With the closing of the agreement, a majority of InnoWave's employees will join Alvarion. The agreement is subject to certain closing conditions and is expected to close by the end of the first quarter of 2003.

Commenting, Doron Inbar, President and CEO, ECI Telecom, said: "InnoWave has been recognized worldwide as a leading provider of fixed wireless access solutions. Given the consolidation currently occurring in this market, we believe the combination of InnoWave and Alvarion will create a particularly strong company, leveraging Alvarion's broadband wireless leadership and InnoWave's well-established global customer base and leadership in the wideband wireless voice and data segment. The transaction will enable Innowave`s existing and potential customers to benefit from a broader portfolio of comprehensive fixed wireless access solutions. ECI will continue to focus its resources on its broadband access, core optical transport and bandwidth management businesses. We thank InnoWave's employees for their important contribution to ECI and wish them success in their new environment".

About ECI Telecom
ECI is a provider of advanced, telecommunications solutions. Focused mainly on the metropolitan optical and access markets, ECI enables leading service providers and carriers world-wide to maximize their capital investment and reduce operating expenses while providing voice, data, video and multimedia services to their customers. ECI maintains a global sales and customer support network. Its solutions are an integral part of more than 500 telecommunications networks in over 145 countries.

Certain statements contained in this release may contain forward-looking information with respect to plans, projections or future performance of the Company. By their nature, forward-looking statements involve certain risks and uncertainties including, but not limited to, the ability to complete transactions with investors, product and market acceptance risks, the impact of competitive pricing, product development, commercialization and technological difficulties and other risks detailed in the Company's filings with the Securities and Exchange Commission.

Contact:
Daniel Chertoff: +972-3-926-6255, e-mail: Daniel.chertoff@ecitele.com
                                          ---------------------------
Kim Kelly: +972-3-926-6092, e-mail: kim.Kelly@ecitele.com
                                    ---------------------